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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of [February] 2004

                                MIRAE CORPORATION
                 (Translation of registrant's name into English)

             #9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200
                                REPUBLIC OF KOREA
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F ( X )             No       Form 40-F (    )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes (    )                 No ( X )

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     The registrant files with the Korea Securities Exchange the notice dated
February 20, 2004. Attached is English language version of the notice.

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The following table sets forth a fair disclosure of Mirae Corporation's estimated revenues, ordinary income and net income of 4Q 2003.

(These estimated business results might be modified according to the results of auditing.)

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
--------------------------------------------- -----------------------------------------------------------------------
1.       Summary of Business Results          Business Results of 4Q 2003
--------------------------------------------- -----------------------------------------------------------------------
- Applicable period                           From October 1, 2003
                                              To December 31, 2003
--------------------------------------------- -----------------------------------------------------------------------
- Unit                                        In million won, %
--------------------------------------------- ---------------------------------------- ------------------------------
                  Category                                     2003                                2002
                                              ---------------------------------------- ------------------------------
                                                   4Q          3Q          Ratio           4Q            Ratio
--------------------------------------------- ------------- ---------- --------------- ------------ -----------------
Revenues                                            24,372     13,752           +77.2       13,484             +80.8
--------------------------------------------- ------------- ---------- --------------- ------------ -----------------
Operating income (loss)                                457      (385)      Turnaround     (12,759)        Turnaround
--------------------------------------------- ------------- ---------- --------------- ------------ -----------------
Ordinary income (loss)                             (7,501)    (5,508)           +36.2     (29,742)             -74.8
--------------------------------------------- ------------- ---------- --------------- ------------ -----------------
Net income (loss)                                  (7,501)    (5,508)           +36.2     (29,742)             -74.8
--------------------------------------------- --------------------------------- -------------------------------------
2. Information Outflow                        Information Provider              Financial Team
                                                                                Investor Relations Team
                                              --------------------------------- -------------------------------------
                                              Subject                           Individual investors
                                                                                Institutional investors
                                                                                Securities Companies
                                                                                Press and etc.
                                              --------------------------------- -------------------------------------
                                              Release Date                      February 20, 2004
--------------------------------------------- --------------------------------- -------------------------------------
3. Contact Information                        Officer-in-Charge                 CFO, Soon-Do Kwon
                                                                                Tel. 82-41-621-5070
                                              --------------------------------- -------------------------------------
                                              Person-in-Charge                  Manager of Financial Team
                                                                                Byong-Soo Son
                                                                                Tel. 82-41-559-8863
                                              --------------------------------- -------------------------------------
                                              Related Team                      Investor Relations Team
                                                                                Tel. 82-41-559-8713
--------------------------------------------- -----------------------------------------------------------------------
4. Others                                     1. Summary of 2003 Business Results
                                              (Unit: in million won, %)


                                              Category                    2003         2002        Ratio
                                              -----------------------   --------     ---------   ---------
                                              Revenues                   71,595       43,578       +64.3%
                                              Operating income (loss)    (3,498)     (27,762)      -87.4%
                                              Ordinary income (loss)      6,612      (73,390)     +109.0%
                                              Net income (loss)           6,612      (73,390)     +109.0%


                                              - This estimated information is released for the investors'
                                              convenience before auditing process is completed for FY 2003. Some of information might be changed in accordance with the results of auditing.
                                              - This information can be found at www.mirae.com
                                                                                 -------------
--------------------------------------------- -----------------------------------------------------------------------

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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: February 20, 2004




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
                                           By  /s/ MiRi Chung
                                              ----------------------
                                              Mi-Ri Chung
                                              Mirae Corporation
                                              Public Disclosure Representative
                                              Of Investor Relations Team
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